

DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 8, 2008

Mr. Michael Timms
Chief Executive Officer, President
Australian Forest Industries
4/95 Salmon Street Port Melbourne,
Victoria, Australia, 3207

> **Re:** **Australian Forest Industries**
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **File No. 0-25909**

Dear Mr. Timms:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies